SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No.5)(1)


                                 SANDATA, INC.
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                                (Name of Issuer)


                    Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                   779778204
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                                 (CUSIP Number)

                               Steven N. Bronson
                         16 East 52nd Street, Suite 501
                            New York, New York 10022
                                 (212) 872-1623
                                with a copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 9, 1999
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP No.  779778204                 13D                   Page 2 of Pages 6


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF    7    SOLE VOTING POWER

   SHARES           36,664
               --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               --------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         36,664
               --------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,664
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  779778204                 13D                   Page 3 of Pages 6

Item 1.  Security and Issuer.

         Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of Common Stock $.001 par value per share (the "Common Stock") of Sandata, Inc., a Delaware corporation, with its principal offices located at 26 Harbor Park Drive, Port Washington, New York 11050 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.


                  (a) This Amendment No. 5 to Schedule 13D is filed on behalf of Steven N. Bronson.

                  (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

                  (c) Mr. Bronson is the president of Catalyst Financial Corp. ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 16 East 52nd Street, Suite 501, New York, New York 10022.

                  (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Bronson is a citizen of the United States.

CUSIP No.  779778204                 13D                   Page 4 of Pages 6

Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. Bronson did not expend any funds in connection with any of the transactions reported on this Amendment No. 5 to his Schedule 13D. However, on or about October 19, 1999, Mr. Bronson received 2,064 shares of Common Stock based on his status as a partner Private Opportunity Partners, II, Ltd. ("POP II"), a limited partnership organized under the laws of the State of Florida, which distributed its holdings of 123,000 shares of Common Stock to its partners, in accordance with its dissolution. Mr. Bronson is the President of the general partner of POP II, and, as such prior to POP II's distribution of its 123,000 shares of Common Stock to its partners on October 19, 1999, Mr. Bronson was deemed to have shared voting and dispositive power with respect to those shares.

Item 4.  Purpose of Transaction.

                  Mr. Bronson did not acquire any securities of the Issuer other than through the distribution from POP II of 2,064 shares of Common Stock, which is described above in Item 3.

                  Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No.  779778204                 13D                   Page 5 of Pages 6

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 36,664 shares of the Issuer's Common Stock, representing approximately 1.5% of the total shares of Common Stock deemed outstanding. With respect to such shares of Common Stock, Mr. Bronson owns of record 2,064 shares of Common Stock, as to which he possesses sole voting and disposition power and Mr. Bronson owns warrants to purchase 34,600 shares of Common Stock at $7.00 per share that are due to expire on December 22, 1999.

                  The foregoing shares of Common Stock do not include any shares held of record which may be maintained in the trading account of Catalyst Financial Corp. and, with respect to such shares, Mr. Bronson disclaims beneficial ownership.

                  (c) On December 9, 1999, Mr. Bronson sold 100,000 shares of Common Stock of the Issuer for $100,000. Mr. Bronson sold those shares based upon his determination that it was a fair value for the Common Stock. On or about October 19, 1999, POP II distributed its holdings of 123,000 shares of Common Stock to the partners of POP II. Based on POP II's distribution of its shares of Common Stock, Mr. Bronson is no longer deemed to have shared voting and dispositive power with respect to the 123,000 shares of Common Stock previously held by POP II. Additionally, as noted above, based on his status as a partner of POP II, Mr. Bronson received 2,064 shares of Common Stock on October 19, 1999. On December 22, 1998, warrants to purchase 50,600 shares of Common Stock at $5.00 per share owned by Mr. Bronson expired.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) On December 9, 1999, Mr. Bronson ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

                  None

CUSIP No.  779778204                 13D                   Page 6 of Pages 6

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       December 16, 1999
                                                   --------------------------
                                                             (Date)

                                                   /s/ Steven N. Bronson
                                                   --------------------------
                                                            (Signature)

                                                   Steven N. Bronson
                                                   --------------------------
                                                            (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. ss. l001).